Exhibit 21

ANI PHARMACEUTICALS, INC.

The following is a list of subsidiaries of ANI Pharmaceuticals, Inc., omitting subsidiaries which, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary, as of December 31, 2025:

Name	Jurisdiction of Incorporation or Organization
Alimera Sciences Europe Limited	Ireland
Alimera Sciences, Inc.	Delaware
Alimera Sciences Limited	United Kingdom
Alimera Sciences Ophthamologie GmbH	Germany
ANIP Acquisition Company	Delaware
ANI Pharmaceuticals Canada Inc.	Canada
ANI Rare Disease Patient Assistance Program, Inc.	Delaware
New Castle Pharma LLC	Delaware
New Castle Pharma Real Estate LLC	Delaware
Novitium Labs Private Limited	India
Novitium Pharma LLC	Delaware